FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 June 23, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F    X                 Form 40-F
                          -----                         -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No    X
                    -----                         -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No    X
                    -----                         -----




     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No    X
                    -----                         -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                              Total Pages: 9

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             Smith & Nephew plc
                                             (Registrant)


Date: June 23, 2004                       By: /s/ Paul Chambers
                                              -----------------
                                              Paul Chambers
                                              Company Secretary

April 2002                                                                                               Schedule 5
-------------------------------------------------------------------------------------------------------------------

                                                     SCHEDULE 5

                                          BLOCK LISTING SIX MONTHLY RETURN


To:    Listing Applications
       UK Listing Authority
       Financial Services Authority
       25, The North Colonnade
       Canary Wharf
       London, E14 5HS

-------------------------
AVS No: 623169
-------------------------
                                 Please ensure the entries on this return are typed

-------------------------------------------------------------------------------------------------------------------
1.   Name of company                                 SMITH & NEPHEW PLC

-------------------------------------------------------------------------------------------------------------------

2.   Name of scheme                                  Employee Share Option Scheme

-------------------------------------------------------------------------------------------------------------------

3.   Period of return:                               From 08/11/03 to 31/05/04

-------------------------------------------------------------------------------------------------------------------
4.   Number and class of share(s) (amount of                  464,780
     stock/debt security) not issued under scheme

-------------------------------------------------------------------------------------------------------------------
5.   Number of shares issued/allotted under                   121,120
     scheme during period:

-------------------------------------------------------------------------------------------------------------------
6.   Balance under scheme not yet issued/allotted             343,660
     at end of period

-------------------------------------------------------------------------------------------------------------------
7.   Number and class of share(s) (amount of                  600,000 Ordinary Shares of 12-2/9p each listed on 7
     stock/debt securities) originally listed and the         November 2003
     date of admission;

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records

935,222,999

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Contact for queries:                                          Address:

Name: P. R. Chambers                                          15 Adam Street

Telephone: 020 7401 7646                                      London WC2N 6LA

-------------------------------------------------------------------------------------------------------------------

Person making return

Name:      P. R. Chambers

Position:  Company Secretary

Signature  P. R. Chambers


                                                     SCHEDULE 5

                                          BLOCK LISTING SIX MONTHLY RETURN


To:    Listing Applications
       UK Listing Authority
       Financial Services Authority
       25, The North Colonnade
       Canary Wharf
       London, E14 5HS

-------------------------
AVS No: 623169
-------------------------
                                 Please ensure the entries on this return are typed

-------------------------------------------------------------------------------------------------------------------

1.   Name of company                                 SMITH & NEPHEW PLC

-------------------------------------------------------------------------------------------------------------------

2.   Name of scheme                                  1991 Overseas Employee Share Option Scheme

-------------------------------------------------------------------------------------------------------------------

3.   Period of return:                               From 08/11/03 to 31/05/04

-------------------------------------------------------------------------------------------------------------------
4.   Number and class of share(s) (amount of                  105,467
     stock/debt security) not issued under scheme

-------------------------------------------------------------------------------------------------------------------
5.   Number of shares issued/allotted under                   45,899
     scheme during period:

-------------------------------------------------------------------------------------------------------------------
6.   Balance under scheme not yet issued/allotted             59,568
     at end of period

-------------------------------------------------------------------------------------------------------------------
7.   Number and class of share(s) (amount of                  206,980 Ordinary Shares of 12-2/9p each listed on 7
     stock/debt securities) originally listed and the         December 2000
     date of admission;
                                                              30,000 Ordinary Shares of 12-2/9p each listed on 31
                                                              October 2003

-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records

935,222,999

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Contact for queries:                                          Address:

Name: P. R. Chambers                                          15 Adam Street

Telephone: 020 7401 7646                                      London WC2N 6LA

-------------------------------------------------------------------------------------------------------------------

Person making return

Name:      P. R. Chambers

Position:  Company Secretary

Signature  P. R. Chambers


SCHEDULE 5

                                          BLOCK LISTING SIX MONTHLY RETURN


To:    Listing Applications
       UK Listing Authority
       Financial Services Authority
       25, The North Colonnade
       Canary Wharf
       London, E14 5HS

-------------------------
AVS No: 623169
-------------------------
                                 Please ensure the entries on this return are typed

-------------------------------------------------------------------------------------------------------------------

1.   Name of company                                 SMITH & NEPHEW PLC

-------------------------------------------------------------------------------------------------------------------

2.   Name of scheme                                  International Employees Share Scheme

-------------------------------------------------------------------------------------------------------------------

3.   Period of return:                               From 08/11/03 to 31/05/04

-------------------------------------------------------------------------------------------------------------------
4.   Number and class of share(s) (amount of                  499,426
     stock/debt security) not issued under scheme

-------------------------------------------------------------------------------------------------------------------
5.   Number of shares issued/allotted under                    136
     scheme during period:

-------------------------------------------------------------------------------------------------------------------
6.   Balance under scheme not yet issued/allotted              499,290
     at end of period

-------------------------------------------------------------------------------------------------------------------
7.   Number and class of share(s) (amount of                   100,000 Ordinary Shares of  12-2/9p each listed on
     stock/debt securities) originally listed and the          29 November 2002
     date ofadmission;
                                                               400,000 Ordinary Shares of 12-2/9p each listed on 31
                                                               October 2003

-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records

935,222,999

-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Contact for queries:                                                 Address:

Name: P. R. Chambers                                                 15 Adam Street

Telephone: 020 7401 7646                                             London   WC2N 6LA

-------------------------------------------------------------------------------------------------------------------

Person making return

Name:      P. R. Chambers

Position:  Company Secretary

Signature  P. R. Chambers


                                                     SCHEDULE 5

                                          BLOCK LISTING SIX MONTHLY RETURN


To:    Listing Applications
       UK Listing Authority
       Financial Services Authority
       25, The North Colonnade
       Canary Wharf
       London, E14 5HS

-------------------------
AVS No: 623169
-------------------------
                                 Please ensure the entries on this return are typed

-------------------------------------------------------------------------------------------------------------------

1.   Name of company                                SMITH & NEPHEW PLC

-------------------------------------------------------------------------------------------------------------------

2.   Name of scheme                                 1985 Executive Share Option Scheme

-------------------------------------------------------------------------------------------------------------------

3.   Period of return:                              From 08/11/03 to 31/05/04

-------------------------------------------------------------------------------------------------------------------
4.   Number and class of share(s) (amount of                   365,938
     stock/debt security) not issued under scheme

-------------------------------------------------------------------------------------------------------------------
5.   Number of shares issued/allotted under                    177,680
     scheme during period:

-------------------------------------------------------------------------------------------------------------------
6.   Balance under scheme not yet issued/allotted              188,258
     at end of period

-------------------------------------------------------------------------------------------------------------------
7.   Number and class of share(s) (amount of                   500,000 Ordinary Shares of 12-2/9p each listed on 24
     stock/debt securities) originally listed and the          January 2002
     date of admission;

-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records

935,222,999

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Contact for queries:                                           Address:

Name: P. R. Chambers                                           15 Adam Street

Telephone: 020 7401 7646                                       London  WC2N 6LA

-------------------------------------------------------------------------------------------------------------------

Person making return

Name:      P. R. Chambers

Position:  Company Secretary

Signature  P. R. Chambers


                                                     SCHEDULE 5

                                          BLOCK LISTING SIX MONTHLY RETURN


To:    Listing Applications
       UK Listing Authority
       Financial Services Authority
       25, The North Colonnade
       Canary Wharf
       London, E14 5HS

-------------------------
AVS No: 623169
-------------------------
                                 Please ensure the entries on this return are typed

-------------------------------------------------------------------------------------------------------------------

1.   Name of company                                SMITH & NEPHEW PLC

-------------------------------------------------------------------------------------------------------------------

2.   Name of scheme                                 1990 International Executive Share Option Scheme

-------------------------------------------------------------------------------------------------------------------

3.   Period of return:                              From 08/11/03 to 31/05/04

-------------------------------------------------------------------------------------------------------------------
4.   Number and class of share(s) (amount of                   4,352,900
     stock/debt security) not issued under scheme

-------------------------------------------------------------------------------------------------------------------
5.   Number of shares issued/allotted under                    1,338,322
     scheme during period:

-------------------------------------------------------------------------------------------------------------------
6.   Balance under scheme not yet issued/allotted              3,014,578
     at end of period

-------------------------------------------------------------------------------------------------------------------
7.   Number and class of share(s) (amount of                   400,000 Ordinary Shares of 12-2/9p
     stock/debt securities) originally listed and the          each listed on 5 November 2003
     date of admission;                                        400,000 Ordinary Shares of 12-2/9p each listed on 6
                                                               November 2003
                                                               4,000,000 Ordinary Shares of 12-2/9p each listed on 7
                                                               November 2003
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records

935,222,999

-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Contact for queries:                                           Address:

Name: P. R. Chambers                                           15 Adam Street

Telephone: 020 7401 7646                                       London WC2N 6LA

-------------------------------------------------------------------------------------------------------------------

Person making return

Name:      P. R. Chambers

Position:  Company Secretary

Signature  P. R. Chambers


                                                     SCHEDULE 5

                                          BLOCK LISTING SIX MONTHLY RETURN


To:    Listing Applications
       UK Listing Authority
       Financial Services Authority
       25, The North Colonnade
       Canary Wharf
       London, E14 5HS

-------------------------
AVS No: 623169
-------------------------
                                 Please ensure the entries on this return are typed

-------------------------------------------------------------------------------------------------------------------

1.   Name of company                                SMITH & NEPHEW PLC

-------------------------------------------------------------------------------------------------------------------

2.   Name of scheme                                 Long Service Award

-------------------------------------------------------------------------------------------------------------------

3.   Period of return:                              From 08/11/03 to 31/05/04

-------------------------------------------------------------------------------------------------------------------
4.   Number and class of share(s) (amount of                   141,613
     stock/debt security) not issued under scheme

-------------------------------------------------------------------------------------------------------------------
5.   Number of shares issued/allotted under                    2,384
     scheme during period:

-------------------------------------------------------------------------------------------------------------------
6.   Balance under scheme not yet issued/allotted              139,229
     at end of period

-------------------------------------------------------------------------------------------------------------------
7.   Number and class of share(s) (amount of                   174,427 Ordinary Shares of 12-2/9p each listed on 7
     stock/debt securities) originally listed and the          August 2000
     date of admission;

-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records

935,222,999

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Contact for queries:                                           Address:

Name: P. R. Chambers                                           15 Adam Street

Telephone: 020 7401 7646                                       London WC2N 6LA

-------------------------------------------------------------------------------------------------------------------

Person making return

Name:      P. R. Chambers

Position:  Company Secretary

Signature  P. R. Chambers


                                                     SCHEDULE 5

                                          BLOCK LISTING SIX MONTHLY RETURN


To:    Listing Applications
       UK Listing Authority
       Financial Services Authority
       25, The North Colonnade
       Canary Wharf
       London, E14 5HS

-------------------------
AVS No: 623169
-------------------------
                                 Please ensure the entries on this return are typed

-------------------------------------------------------------------------------------------------------------------

1.   Name of company                                SMITH & NEPHEW PLC

-------------------------------------------------------------------------------------------------------------------
2.   Name of scheme                                 2001 US Share Plan

-------------------------------------------------------------------------------------------------------------------

3.   Period of return:                              From 08/11/03 to 31/05/04

-------------------------------------------------------------------------------------------------------------------
4.   Number and class of share(s) (amount of                   526,250
     stock/debt security) not issued under scheme

-------------------------------------------------------------------------------------------------------------------
5.   Number of shares issued/allotted under                    355,250
     scheme during period:

-------------------------------------------------------------------------------------------------------------------
6.   Balance under scheme not yet issued/allotted              171,000
     at end of period

-------------------------------------------------------------------------------------------------------------------
7.   Number and class of share(s) (amount of                   500,000 Ordinary Shares of 12-2/9p each listed on 7
     stock/debt securities) originally listed and the          November 2003
     date of admission;

-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records

935,222,999

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Contact for queries:                                                 Address:

Name: P. R. Chambers                                                 15 Adam Street

Telephone: 020 7401 7646                                             London   WC2N 6LA

-------------------------------------------------------------------------------------------------------------------

Person making return

Name:      P. R. Chambers

Position:  Company Secretary

Signature  P. R. Chambers